Filed pursuant to Rule 433

Registration No. 333-190491

Issuer Free Writing Prospectus dated February 25, 2015

Relating to Preliminary Prospectus Supplement dated February 25, 2015

Pricing Term Sheet for 4.350% Senior Notes due 2025

Issuer:	Juniper Networks, Inc.
Principal Amount:	$300,000,000
Maturity Date:	June 15, 2025
Coupon:	4.350%
Public Offering Price:	99.883%
Yield to Maturity:	4.365%
Spread to Benchmark Treasury:	+240 basis points
Benchmark Treasury:	2.000% due February 15, 2025
Benchmark Treasury Price / Yield:	100-10 / 1.965%
Interest Payment Dates:	June 15 and December 15, beginning June 15, 2015 (short first coupon)
Optional Redemption:

Make-whole call at any time before March 15, 2025 (three months before the Maturity Date) at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at the treasury rate plus 37.5 basis points.

Par call any time on or after March 15, 2025 (three months prior to the Maturity Date) at 100% of the principal amount of the notes being redeemed.

Distribution Method:	SEC Registered
Trade Date:	February 25, 2015
Settlement Date:	T+5, March 4, 2015
Denominations:	$2,000 and multiples of $1,000 in excess thereof
CUSIP/ISIN:	48203R AJ3 / US48203RAJ32
Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BNP Paribas Securities Corp.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by (i) calling Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or (iii) calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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